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Exhibit 21.1

LIST OF THE REGISTRANT'S SIGNIFICANT SUBSIDIARIES

Name of Subsidiary	State of Incorporation
Mountaineer Park, Inc.	West Virginia
Speakeasy Gaming of Las Vegas, Inc.	Nevada
Speakeasy Gaming of Reno, Inc.	Nevada
Keystone State Gaming, Inc.	Pennsylvania
Keystone State Development, Inc.	Pennsylvania
Presque Isle Downs, Inc.	Pennsylvania
Scioto Downs, Inc.	Ohio

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  Exhibit 21.1